Exhibit 99.1

February 9, 2012	NEWS RELEASE
TSX.V: GGX
OTCBB: GGXCF
Berlin: AOLGDN
Frankfurt: POZ

GLOBAL GREEN COMPLETES $1.18 MILLION FINANCING

Global Green Matrix Corp. (“Global Green” or the “Company”) – TSX Venture: GGX; OTCBB: GGXCCF; Berlin: AOLGDN; Frankfurt: POZ is pleased to announce that it has completed the second tranche of its previously announced private placement financing.  The second tranche consisted of an additional 5,697,700 units at a price of $0.09 per unit for gross proceeds of $512,793.00.  When combined with the first tranche, the company issued a total of 13,143,766 units for gross proceeds of $1,182,939.

Each Unit consists of one common share of the Company and one common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder to purchase one additional common share for a period of 18 months from the closing date at an exercise price of $0.18 per share.

In connection with the second tranche, the Company will pay finder’s fees and commissions totalling $28,895.51 cash and 321,061 finder’s warrants. Each finder’s warrants is exercisable at $0.18 into one common share of the Company for 18 months from the issuance date.

The securities issued pursuant to the first tranche, including the finder’s warrants are subject to a four-month hold period from the date of closing.

The gross proceeds from the private placement will be used by the Company for the purpose of purchasing DryVac units for re-sale, and for the general sales and marketing of the DryVac technology as described in the December 23, 2011 news release.

About Global Green Matrix Corp. (www.globalgreenmatrix.com)

Global Green Matrix provides environmentally sound, economically feasible technologies to convert a wide variety of waste streams into useable products. With projects ranging from the processing of municipal solid waste into energy and the reclamation of oilfield waste and contaminated soil, GGX is at the cutting edge of waste remediation and disposal.

For further information visit our website at www.globalgreenmatrix.com, email at info@globalgreenmatrix.com or contact:

Randy Hayward, President
Global Green Matrix Corp.
Phone: 250-247-8689 or 604-687-8855
Fax: 604-628-5001

Neither The TSX Venture Exchange Nor Its Regulation Services Provider (As That Term Is Defined In The Policies
Of The TSX Venture Exchange) Accepts Responsibility For The Adequacy Or Accuracy Of This News Release

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Phone: 604-687-8855 Fax: 604-628-5001